MINTZ LEVIN

Kenneth R. Koch | 212 692 6768 | kkoch@mintz.com

Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

September 13, 2006

VIA EDGAR

Terrence O'Brien
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Services Acquisition Corp. International Proxy Statement on Schedule 14A File No. 000-32552

Dear Mr. O'Brien:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), and pursuant to our conversation on Friday, September 8, 2006, you requested that an e-mail sent to you on September 5, 2006 from me be filed via EDGAR as correspondence. Pursuant to that request, below is the text of that e-mail.

From: Koch, Kenneth

Sent: Tuesday, September 05, 2006 12:59 PM

To: 'obrient@sec.gov'

Cc: 'cooperb@sec.gov'

Subject: Jamba Juice

Terrence and Babette:

Attached are proposed responses to comments 36 and 37 regarding the EITF. We would like to schedule some time this week to discuss them (unless they satisfy you-which would be good news). Please let me know some convenient times to schedule a call.

We are still awaiting a sign off from Jamba Juice's accountants regarding the proposed responses to the Heartland comments. We think it would make sense for that to be a separate call as the EITF issues are really just SACI issues and the Heartland issues are primarily related to Jamba Juice.

Hope you had a good holiday weekend.

36.	We note your response with respect to prior comment 70 of our letter dated July 25, 2006 stating the option to purchase 750.000 shares is considered an equity instrument since the ‘‘underlying shares do not need to be registered, and all other criteria to be accounted for as an equity instrument have been fulfilled.’’ Given that the unit purchase option and the underlying units are registered at the time of effectiveness, it appears you will be required to deliver a current prospectus at the time the unit purchase option is exercised and units are delivered to the holder. In light of this fact, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you will be required to record the fair value of the unit purchase option as a liability at each balance sheet date, with changes to fair value reported on the income statement. Please tell us how you have considered the guidance in EITF 00-19 in your accounting for the unit purchase option. If you conclude liability classification is appropriate, explain the method and assumptions you will use to calculate the fair market value of the options.

We separated the option to purchase a unit into its two components according to SFAS 133. The two components consist of (i) receipt of a share; and (ii) the warrant to purchase another share for $7.50. The first is considered a conventional purchase option and the value of the option was part of the proceeds from the initial stock offering and was recorded with a corresponding credit to APIC. The warrant to purchase another share was valued using EITF 00-19, since the underlying shares must be registered in the future. The initial value of the warrant was part of the proceeds from the initial stock offering, however the fair value of the warrant was recorded as a credit to the derivative liability.

37.	We note a volatility of 41% was used to calculate the fair value of the unit purchase option as of each balance sheet date from September 30, 2005, through June 30, 2006. Please explain why this estimate has not changed, particularly for periods subsequent to the March 10 merger agreement with Jamba Juice. Please clarify whether the estimated volatility of 41% was calculated using the average of the volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

The purchase option valuation used a volatility of 41.4% for the initial value and for subsequent valuations at September 30, 2005 and December 31, 2005. At March 31, 2006 and June 2006 we initially used a volatility of 39.0% which resulted in a valuation according to the Black-Scholes model that was lower than the intrinsic value of the purchase option as of those dates. Therefore the intrinsic value was used for the 2006 quarter end calculations; we defined the intrinsic value as the difference between the market price of the shares and the exercise price of the option. By way of example, on March 31, 2006 the market price of the share was $10.22 and the exercise price is $7.50, the difference of $2.72 per option was used in the valuation.

The 41.4% volatility index was calculated according to paragraph A22 of SFAS 123R. This represents an average of the volatility using daily closing prices for nine comparable companies. Since SACI's initial S-1 filing stated that the target industry for the Company's acquisition would be in the service industry, all comparable companies used in the average are in the service industry. The average market cap is $269 million, which approximates our expectations for the market cap of SVI after an acquisition. The volatility index calculated for the individual companies used five years of history where available. One of the nine companies selected had only 20 months as a public entity, therefore the 20-month price history was used for this company. Had we used the price history for the time equal in length of the remaining term of the option, the difference would have been immaterial.

	Computed Volatility	Market Cap	From date	To date
		in millions
AACE	37.8%	410	6-Jul-01	5-Jul-06
AGL	31.4%	171	6-Jul-01	5-Jul-06
BBSI	74.8%	208	6-Jul-01	5-Jul-06
DRY	15.2%	881	19-Nov-04	5-Jul-06
GPX	42.9%	119	6-Jul-01	5-Jul-06
LMLP	68.3%	104	6-Jul-01	5-Jul-06
LTRE	35.7%	144	6-Jul-01	5-Jul-06
TMI	40.8%	220	6-Jul-01	5-Jul-06
TUC	25.7%	160	6-Jul-01	5-Jul-06

Average	41%	269	5 years

The volatility was calculated using the daily closing price.

By March 31, 2006, the Company had entered into a merger agreement with the Jamba Juice Company, we therefore selected comparable companies that were in the specific fast food service industry. Use of these more specific comparables resulted in a 39% volatility estimate. In order to select a sample most closely comparable to those of the combined company (SACI/Jamba Juice), we assigned weights to four selection criteria for each of the companies in our sample. The Selection Criteria were Years in the Market, Revenue, Market Cap and Industry. Based on the weighted criteria, we narrowed our sample size to include only those companies that were most comparable to the combined Company. We have supplementally provided below, the list of comparable companies used in our calculation, as well as the list of companies excluded from the calculation due to their lower weighting based on our selection criteria.

					FactSet				Selection criteria
Jamba Option Comps		1-Year Annualized Volatility[5]	3-Year Annualized Volatility[6]	IPO Date	LTM Revenue	Mkt Cap	Price	4/1/2006 Years in market	Yrs	Rev- enue	Mkt Cap	Indu- stry	Total
PEET	Peet's	31.3	32.5	01/25/01	175	409	$29.44	5.2	4	2	2	4	12
RRGB	Red Robin	49.3	42.1	07/19/02	486	757	$46.00	3.7	4	1	2	4	11
AFCE	Popeye	62.6	47.9	03/02/01	138	419	$13.96	5.1	4	1	2	3	10
CPKI	Cali Pizza K	34.8	35.1	08/02/00	480	603	$30.65	5.7	4	1	2	3	10
MSSR	MaCormick	37.0	43.1	07/20/04	279	349	$24.63	1.7	2	2	1	4	9
KKD	Krispy Kreme	59.2	55.5	04/05/00	717	565	$8.95	6.0	4		2	3	9
BJRI	BJ's	35.7	38.3	10/09/96	178	590	$25.93	9.5	2	2	4	8
TXRH	Txs Roadhouse	34.5	34.8	10/05/04	459	1,157	$16.41	1.5	2	1	1	4	8
CBOU	Caribou C	55.0	55.0	09/29/05	192	181	$9.40	0.5	2	1	4	7
PFCB	PF Chang	33.1	29.8	12/04/98	809	1,283	$48.60	7.3	2	1	4	7
RUTH	Ruth Chris	35.9	35.9	08/09/05	192	539	$23.00	0.6	2	2	3	7
BGFV	Big 5 sport	35.2	39.4	06/25/02	814	444	$19.58	3.8	4		2		6
JSDA	Jones Soda	46.5	56.3	11/12/99	34	178	$8.25	6.4	2		1	3	6
IHP	IHOP	29.2	25.2	7/12/91	348	895	$48.60	14.7		1	2	3	6
LNY	Landry's	25.1	31.0	8/19/93	1,255	720	$33.36	12.6			2	3	5
TRY.B	Triarc C	27.5	32.1	3/17/92	329	1,310	$17.17	14.0		1	1	3	5
STAR	Lone Star	29.2	28.8	3/12/92	669	573	$27.67	14.1			2	3	5
CHUX	O'Charley's	34.8	36.3	1/16/91	930	426	$18.53	15.2			2	3	5
CAKE	Cheescake	26.4	26.9	9/18/92	1,178	2,925	$37.11	13.5				4	4
CMG	Chipotle	62.9	62.9	01/26/06	625	1,740	$54.51	0.2				4	4
PNRA	Panera	31.5	35.3	6/10/91	640	2,278	$72.91	14.8				4	4
SBUX	Starbucks	25.5	24.8	6/26/92	6,714	28,091	$36.62	13.8				4	4
PETC	Petco Animal	37.5	34.1	02/22/02	1,996	1,340	$23.18	4.1	4				4
HANS	Hansen Natural	57.9	66.2	8/18/95	349	2,512	$113.20	10.6		1		3	4
PZZA	Papa John's	23.2	26.5	6/8/93	969	1,086	$32.84	12.8			1	3	4
RARE	Longhorn	27.3	30.7	3/31/92	937	1,126	$33.63	14.0			1	3	4
EZPW	Pawnshops	58.6	56.4	8/27/91	268	356	$27.65	14.6		2	2		4
CCKR	Hardee's	31.4	41.3	3/26/90	1,532	1,057	$17.78	16.0			1	3	4
CEC	Chuck E Cheese	29.3	27.9	3/26/90	726	1,091	$32.45	16.0			1	3	4
	Larger sample	38.2	39.0

The selection criteria was used to weight the different comparables for certain qualities. We then selected the comparables with the highest weights. Items 2 and 3 were given lower weight.

[1]	Years in the market - we are looking for companies with 3-6 years

[2]	Revenue similar to JJC today

[3]	Market cap similarity

[4]	Similarity to type of business/industry

NOT CHOSEN COMPANIES

					FactSet				Selection criteria
Jamba Option Comps		1-Year Annualized Volatility[5]	3-Year Annualized Volatility[6]	IPO Date	LTM Revenue	Mkt Cap	Price	4/1/2006 Years in market	Yrs	Rev- enue	Mkt Cap	Indu- stry	Total
RUBO	Rubio's	32.4	40.2	05/21/99	139	94	$9.99	6.9	2	1			3
TSA	Sports Auth	34.8	39.9	6/3/98	2,509	969	$36.65	7.8	2		1		3
DDRX	Diedrich Cof	64.7	59.2	09/12/96	55	25	$4.76	9.5				3	3
DRI	Darden	27.5	28.3	5/17/95	5,603	6,212	$41.58	10.9				3	3
JBX	Jack in box	34.6	32.0	5/5/92	2,555	1,476	$43.08	13.9				3	3
APPB	AppleBees	27.7	26.0	9/21/90	1,211	1,819	$24.51	15.5				3	3
RI	Ruby Tuesday	26.0	28.8	3/26/90	1,188	1,741	$29.97	16.0				3	3
EAT	Chili's	24.9	25.1	7/28/89	4,037	3,633	$42.34	16.7				3	3
CBRL	Cracker Barr	31.7	26.1	9/7/84	2,615	2,101	$44.54	21.6				3	3
WEN	Wendy's	27.6	25.2	4/6/83	3,783	7,414	$62.93	23.0				3	3
DPZ	Domino's	28.1	26.7	07/13/04	1,512	1,952	$28.42	1.7	2			2
HAST	Hastings	37.0	54.1	06/12/98	540	58	$5.10	7.8	2				2
ACMR	AC Moore	43.9	39.8	10/09/97	539	337	$17.00	8.5		1	1		2
HIBB	Hibbet Sport	38.0	41.3	10/11/96	440	1,089	$33.18	9.5		1	1		2
BAMM	books-a-mill	45.5	55.3	11/2/92	475	187	$11.35	13.4		1	1		2
WMAR	West Marine	42.9	40.0	11/19/93	692	296	$14.00	12.4			1		1
TWMC	Trans World	53.4	59.2	2/17/93	1,239	184	$5.95	13.1			1		1
SPCHB	Sport Chalet	57.2	46.9	11/19/92	333	107	$7.90	13.4		1			1
SHRP	Sharper imag	53.1	49.0	3/26/90	760	188	$12.59	16.0			1		1
BOBE	Bob Evans	27.7	27.6	9/5/84	1,570	1,100	$30.69	21.6			1		1
YUM	Yum Brands	22.8	21.9	9/17/97	9,349	13,564	$48.79	8.5					0
BGP	Borders	25.4	25.5	05/25/95	4,031	1,747	$24.57	10.9					0
MOVI	Movie Gallery	80.5	52.8	8/2/94	791	75	$2.36	11.7					0
BKS	Barnes & N	25.7	26.1	9/28/93	5,103	3,062	$45.92	12.5					0
WINA	winmark	41.0	41.0	8/25/93	26	139	$23.00	12.6					0
MIK	Michaels	28.6	30.2	9/5/91	3,676	5,053	$38.00	14.6					0
OSI	Outback	24.0	23.2	6/18/91	3,580	3,291	$43.97	14.8					0
SONC	Sonic	23.5	27.4	2/28/91	652	1,969	$34.25	15.1					0
	All companies	37.5	37.7

[3]	Standard deviation of the daily change in the stock price over the trailing one-year period.

[4]	Standard deviation of the daily change in the stock price over the trailing three-year period.

[5]	Annualized standard deviation of the daily change in the stock price over the trailing one-year period.

[6]	Annualized standard deviation of the daily change in the stock price over the trailing three-year period.

Source: FactSet
Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch
Ivan K. Blumenthal

Table of Contents

ANNEX A

Investor	$	Shares	Controlling Shareholder
Soros Strategic Partners, L.P.	$20,000,002.50	2,666,667.00	George Soros
Tudor related enties
The Altar Rock Fund, L.P.	477,120.00	63,616.00	Paul Tudor Jones
Tudor Proprietary Trading, LLC	5,796,570.00	772,876.00	Paul Tudor Jones
The Raptor Global Portfoloi, LTD	52,932,030.00	7,057,604.00	Paul Tudor Jones
The Tudor BVI Global Portfolio LTD	10,794,285.00	1,439,238.00	Paul Tudor Jones
	70,000,005.00	9,333,334.00
Blue Ridge related entities
Blue Ridge Limited Partnership	15,489,997.50	2,065,333.00	John Griffin
Blue Ridge Offshore Master Limited Partnership	9,510,000.00	1,268,000.00	John Griffin
	24,999,997.50	3,333,333.00
Omega Advisors Inc.	15,000,000.00	2,000,000.00	Leon G. Cooperman
PCM I, LLC (Prentice)	24,999,997.50	3,333,333.00	Michael Zimmerman
OZ related entities
OZ Master Fund, LTD.	23,932,500.00	3,191,000.00	Daniel Och
OZ Global Special Invesment Master Fund, LP	277,500.00	37,000.00	Daniel Och
Fleet Maritime, Inc.	272,497.50	36,333.00	Daniel Och
GPC LVII, LLC	517,500.00	69,000.00	Daniel Och
	24,999,997.50	3,333,333.00
Corsair related entities
Corsair Capital Partners, LP	2,513,947.50	335,193.00	Jay Petschek & Steven Major
Corsair Capital Partners 100, LP	120,127.50	16,017.00	Jay Petschek & Steven Major
Corsair Capital Investors LTD	295,927.50	39,457.00	Jay Petschek & Steven Major
Corsair Long Short International	69,997.50	9,333.00	Jay Petschek & Steven Major
	3,000,000.00	400,000.00
Magnetar Capital Master Fund, Ltd	9,999,997.50	1,333,333.00	Alec Litowitz
Benchmark Capital Partners IV, LP	16,666,665.00	2,222,222.00	Robert C. Kagle
as nominee for
Benchmark Capital Partners IV, LP
Benchmark Founders' Fund IV, LP
Benchmark Founders' Fund IV-A, LP
Benchmark Founders' Fund IV-B, LP and related individuals
Robert C. Kagle	8,333,332.50	1,111,111.00	Robert C. Kagle
Craig J. Foley	500,002.50	66,667.00	Craig J. Foley
Amberbrook IV LLC	150,000.00	20,000.00	by Willowridge IV, LLC, Managing Member, by Jerrold Newman, Manager
by Willowridge IV, LLC, Managing Member
by Jerrold Newman, Manager
Ronald L. Chez	5,250,000.00	700,000.00
Kevin Peters	150,000.00	20,000.00
Jeffrey S. Olds and Linda O. Olds	600,000.00	80,000.00
Joesph Vergara	750,000.00	100,000.00
John J. Moore	7,500.00	1,000.00
Trevor H. Sanders	142,500.00	19,000.00
Creative Juices, Inc	99,997.50	13,333.00	Mark E. Keenan and his spouse and Mary Schoch and her spouse

Table of Contents

Investor	$	Shares	Controlling Shareholder
Gregory J. Baty	200,002.50	26,667.00
James J. Pallotta	1,750,027.50	233,337.00
Thomas W. Scott	249,997.50	33,333.00
Robert Alevizos	249,997.50	33,333.00
Daniel J. Doherty III	249,997.50	33,333.00
Eugene L. Crowley	249,997.50	33,333.00
Eric Olander	249,997.50	33,333.00
Roberto Mignone	249,997.50	33,333.00
Michael Stansky	249,997.50	33,333.00
Peter Monaco	249,997.50	33,333.00
Pamela Stedman Farkas	249,997.50	33,333.00
Benjamin Bloomstone	249,997.50	33,333.00
Steven H. Tishman	249,997.50	33,333.00
Mark V. Forziati	249,997.50	33,333.00
Harry D. Nudelman	249,997.50	33,333.00
Dianne B. Edelson	50,002.50	6,667.00
Pamela Butler Berrard	249,997.50	33,333.00
Thomas M. Molitor	50,002.50	6,667.00
Berrard Holdings Limited Partnership	399,997.50	53,333.00	Steven R. Berrard
Total Amount Committed	$231,599,992.50	30,879,999.00